OMB
17009058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREVOR, COLE, REID & MONROE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVENUE - 15TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLE AGISIM 212-634-6447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN FLYNN VOLLARO, CPAS, PC
(Name – *if individual, state last, first, middle name*)

534 BROADHOLLOW ROAD #302 (Address) MELVILLE (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leslie Agisim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trevor, Cole, Reid & Monroe, Inc., as of February 27, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW EDWARD BEATUS
Notary Public, State of New York
No. 02BE6299565
Qualified In New York County
Commission Expires March 24, 2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 14,406
Due from affiliates	1,820
Total assets	$ 16,226

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 5,910
Commitments and Contingencies	
Stockholder's equity	
Common stock, 200 shares authorized, issued and outstanding, no par value	9,800
Additional paid-in capital	55,245
Accumulated deficit	(54,729)
Total stockholders' equity	10,316
Total liabilities and stockholders' equity	$ 16,226

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commission and fees	$ 2,735
Operating Expenses:	
Regulatory fees	1,940
Professional fees	5,600
Office expenses	2,220
Total expenses	9,760
Income before income taxes	(7,025)
Income taxes	55
Net loss	$ (7,080)

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Paid – In Capital	Accumulated Deficit	Total
Balance, January 1, 2016	$ 9,800	$ 48,245	$(47,649)	$ 10,396
Contributions	-	7,000	-	7,000
Net loss	-	-	(7,080)	(7,080)
Balance, December 31, 2016	$ 9,800	$ 55,245	$(54,729)	$ 10,316

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net loss	$ (7,080)
Adjustments to reconcile net loss to net cash used in operating activities	-
Accounts payable	936
Net cash used in operating activities	(6,144)
Cash flows used in investing activities	-
Cash flows provided by financing activities	
Capital contribution	7,000
Net increase in cash	856
Cash and cash equivalents - beginning of year	13,550
Cash and cash equivalents - end of year	$ 14,406

Supplemental disclosure of cash flow information	
Cash paid during year:	
Interest	$ -
Income taxes	$ 218

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 1 – ORGANIZATION

Trevor, Cole, Reid & Monroe, Inc. (the "Company") was organized as a New York corporation on January 5, 1982 and is registered as a broker-dealer with the Security and Exchange Commission (SEC) and the State of New York. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and related revenues are recorded in the financial statements on settlement date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction. To mitigate the risk of loss, the Company maintains its account with credit worthy customers and counterparties.

Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through the date of the report, February 24, 2017.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid cash investments with original maturities of three months or less to be a cash equivalent.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 4 – DUE FROM AFFILIATED COMPANIES

As of December 31, 2016, there was $1,820 due from an affiliated company where the shareholder of the Company has partial ownership.

NOTE 5 – FAIR VALUE MEASUREMENTS

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair values for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively, quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have price observability and generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgement, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820 and are summarized into three broad categories.

Level 1: quoted prices in active markets for identical securities

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds credit risk, etc; and

Level 3: significant observable inputs, including our own assumptions in determining fair value

The Company does not own any investments where fair value reporting is required.

NOTE 6 – INCOME TAXES

The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income. As of December 31, 2016, there are no deferred income taxes.

NOTE 6 – INCOME TAXES - continued

At December 31, 2016, the provision for income taxes was as follows:

New York State Franchise Tax	$30
New York City Corporate Tax	25
	$55

At December 31, 2016, federal net operating losses for tax purposes of approximately $11,000 are available for carryover. These losses are carried forward for twenty years and will begin to expire in 2023. The statute of limitations for examination by the Internal Revenue Service, New York State and New York City has expired for years before 2012.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2016, the Company's net capital exceeded the requirement by approximately $3,496.

Advances, dividends payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is committed to a lease agreement to share space with another company, which is owned by the Company's shareholders. The annual rent expense is $1,200.

SCHEDULE I

TREVOR, COLE, REID & MONROE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Total stockholders' equity from Statement of Financial Condition	$ 10,316
Total non-allowable assets from Statement of Financial Condition	1,820
Haircuts on firm investments including undue concentrations	-
Net capital	$ 8,496
Minimum net capital required on aggregate indebtedness (6 2/3% of aggregate indebtedness)	$ 566
Minimum net capital required	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 3,496
Total A.I. liabilities from Statement of Financial Condition	$ 5,910
Ratio: Aggregate indebtedness to net capital	.6956 to 1

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE 1 (CONTINUED)

TREVOR, COLE, REID & MONROE, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2016

	Focus Report- Part IIA Period ended December 31, 2016	Adjustments	Annual Financial Statements at December 31, 2015
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 12,126	$ (1,810)	$ 10,316
Total non-allowable assets from Statement of Financial Condition	1,820	-	1,820
Haircuts on firm investments including undue concentrations	-	-	-
Net capital	$ 10,306	$ (1,810)	$ 8,496

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE II

TREVOR, COLE, REID & MONROE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(1) of the Rule. The Company meets the definition of a limited purpose broker-dealer. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

SCHEDULE III

TREVOR, COLE, REID & MONROE, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(1) of the Rule. The Company meets the definition of a limited purpose broker-dealer. The Company was in compliance with the conditions of the exemption as of December 31, 2016.

SCHEDULE IV

TREVOR, COLE, REID & MONROE, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS DECEMBER 31, 2016

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it does not have any commodity customers as the term is defined in Regulation 1.3(k).

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report Of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Shareholders' of
Trevor, Cole, Reid & Monroe, Inc.

We have reviewed Management's statement included in the accompanying Exemption Report under Rule 15c3-3, in which Trevor, Cole, Reid & Monroe, Inc. ("the Company") identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240.15c3-3 under exemption provision (k)(1) limited business (investment banking). Trevor, Cole, Reid & Monroe, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro

Melville, NY
February 24, 2017

TREVOR, COLE, REID & MONROE, INC.
EXEMPTION REPORT

Trevor, Cole, Reid & Monroe, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Commission (17 C.F.R.§240.17a-5-"Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under provision 15c3-3(k)(1).

3. The Company met this exemption for the period from January 1, 2016 through December 31, 2016 without exception.

Trevor, Cole, Reid & Monroe, Inc.

I, Leslie Agisim, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

____

Title:

Dated:____________________